Jason Duffy Vice President	Insurance & Risk Management FMR LLC 88 Black Falcon, 1st FL, East Side, STE 167, V7E, Boston, MA, 02210 Phone: 617-563-9480: Fax: 617-385-0811 jason.duffy@fmr.com

May 18, 2022

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

RE:	Fidelity Greenwood Street Trust Rule 17g Compliance Filing Fidelity Bond Coverage Period: October 28, 2021 – October 28, 2022

To Whom It May Concern:

We submit the following on behalf of Fidelity Greenwood Street Trust:

  Resolution of a majority of the Independent Trustees approving the amount, type, form and coverage of the bond at a meeting of the Board of Trustees held October 2021.
  Statement as to the period for which premiums have been paid
  Copy of the bond insurance policy

Sincerely,

Jason R. Duffy

Enc.

Fidelity Greenwood Street Trust:
October 2021

After discussion, upon motion duly made and seconded, and by vote of the full Board, including a majority of those Trustees who are not “interested persons” of the Trust, as defined in the Investment Company Act of 1940, it was unanimously:

VOTED:

That the Trust’s participation in, and the terms and costs of, a directors and officers/errors and omissions joint liability insurance policy (the “E&O/D&O Policy”) for the period of October 28, 2021 to October 28, 2022, as detailed in the October 2021 memorandum, be, and it hereby is, approved, it having been determined by the Board and the Independent Trustees that the Trust’s participation in the E&O/D&O Policy is in the best interests of the Trust and that the premium is fair and reasonable; and that the officers of the Trust be, and hereby are, authorized to take all appropriate steps to place said E&O/D&O Policy established under the insurance program, subject to review of the form of policy by counsel to the Trust and counsel to the Independent Trustees.

FURTHER VOTED:

That the premium to be paid for the E&O/D&O insurance program be, and it hereby is, approved and that Fidelity will initially pay the premium because there are no funds currently participating in the insurance program.

FURTHER VOTED:

That the terms and the cost of the Trust’s fidelity bond coverage, for the period of October 28, 2021 through October 28, 2022, as detailed in the October 2021 Board memorandum, be, and it hereby is, approved, after being determined to be in the best interests of Trust and to be reasonable in form and amount, taking into consideration all factors deemed relevant by the Board, including, among others, the value of the estimated aggregate assets of each proposed future Fund of the Trust to which any covered person may have access, the arrangements for the custody and safekeeping of such assets, and the anticipated nature of the securities in the portfolios of each such proposed future Fund; and that the officers of the Trust be, and they hereby are, authorized to take all appropriate steps to place said policies established under the insurance program, subject to review of the form of policy by counsel to the Trust and counsel to the Independent Trustees.

FURTHER VOTED:	That the premium to be paid initially by Fidelity for the Trust’s fidelity bond coverage be, and it hereby is, approved.
FURTHER VOTED:	That the Board authorizes increases in fidelity bond coverage amounts for the Funds of the Trust as may be required from time to time during the term of the policy.
FURTHER VOTED:

That Jason Duffy and any additional party each Fund’s Treasurer should designate be, and they hereby are, designated as the individuals responsible for making all necessary filings and giving notices with respect to said fidelity bond required by Paragraph (g) of Rule 17(g)-1 under the 1940 Act.

FURTHER VOTED:

That Jason Duffy and any additional party each Fund’s Treasurer should designate be, and they hereby are, authorized and directed to execute and deliver such documents and to take such actions in the name of each Fund, or on its behalf, as they may determine to be necessary or desirable in connection with the furtherance of the foregoing resolutions.

Premium Payment Statement

I, Jason Duffy, Vice President, Insurance & Risk Management, do hereby attest that the following statement is true and accurate: The Investment Company Bond coverage for the mutual funds is effective and premiums have been paid for the period October 28, 2021 – October 28, 2022.

____________________________ Jason Duffy

Vice President, Insurance & Risk Management FMR LLC

____________________________
Date

5/18/2022

November 8, 2021

Fidelity Greenwood Street Trust
c/o FMR LLC
88 Black Falcon, 1st FL, STE 167
BOSTON, MA 02210

Re: Important Information about Claims Information Line

Dear Fidelity Greenwood Street Trust

Travelers Bond & Specialty Insurance is pleased to announce its 1-800-842-8496 Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

  The information that needs to be included with the claim notice
  The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information
  Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy's reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

LTR-4035 Ed. 06-09

  2009 The Travelers Indemnity Company. All rights reserved.

P.O. Box 2950 Hartford, CT 06104-2950

10/28/2021

Fidelity Greenwood Street Trust

c/o FMR LLC

88 Black Falcon, 1st FL, STE 167 BOSTON, MA 02210

RE: Risk Management PLUS+ Online ® from Travelers Bond & Specialty Insurance (www.rmplusonline.com) As a Travelers Bond & Specialty Insured you receive risk management services, at no cost, to help protect you and your business.

Risk Management PLUS+ Online, is a robust website to assist you in the mitigation of risk relative to employment practices, directors and officers, fiduciary liability, cyber, crime, kidnap & ransom, and identity fraud exposures.

Highlights of Risk Management PLUS+ Online include:

  Thousands of articles on a variety of risk management topics
  Topical webinars and podcasts on current issues
  Checklists to assist in managing risk
  Web based training
  Model Employee Handbook, including policies and forms for downloading or printing that reduce risks in the workplace.

The following Risk Management PLUS+ Online Registration Instructions contain easy, step-by-step instructions to register for this valuable tool. For more information, call 1-888-712-7667 and ask for your Risk Management PLUS+ Online representative. It’s that simple.

Thank you for choosing Travelers Bond & Specialty Insurance for your insurance needs. Travelers is a market leader in providing management liability and crime coverages that are specifically customized for your organization. Instructions for Registration & Orientation to Risk Management PLUS+ Online®

Registration for Site Administrators:

The Site Administrator is the person in your organization who will oversee Risk Management PLUS+ Online for the organization. The Site Administrator is typically a person who leads human resources and/or financial functions or is responsible for legal matters pertaining to personnel. The Site Administrator may add other Site Administrators later to assist with their responsibilities. To register: 1. Go to www.rmplusonline.com.

2. In the Sign-In box, click Register.

3. Enter the password/passcode: <TRVP300100 for Insurance Companies> <TRVP300400 for Banks and Diversified> <TRVP300300 for Asset Management> 4. Fill in the Registration Information and click Submit.

5. Your organization is registered, and you are registered as Site Administrator.

Learning to Navigate the Site:

1.Go to www.rmplusonline.com. On each page, you will see a box outlined in blue that contains the instructions for use of that page.

2.If you have any questions, just click on Contact Us on the front page. Enter your question in the form provided, and the System Administrator will get back to you quickly with the answer.

3. You can also schedule a live walk-through of the site by sending a request for a walk-through via the contact link on the front page.

LTR-4107 Rev. 06-18

© 2018 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

This notice provides no coverage, nor does it change any policy terms. To determine the scope of coverage and the insured’s rights and duties under the policy, read the entire policy carefully. For more information about the content of this notice, the insured should contact their agent or broker. If there is any conflict between the policy and this notice, the terms of the policy prevail.

Independent Agent And Broker Compensation Notice

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html.

Or write or call:

Travelers, Agency Compensation
P.O. Box 2950
Hartford, Connecticut 06104-2950

(866) 904.8348

NTC-19036 Rev. 01-19

  2019 The Travelers Indemnity Company. All rights reserved.

Travelers Casualty and Surety Company of America
Hartford, Connecticut
(A Stock Insurance Company, herein called the Company)

ITEM 1

INSURED:

Fidelity Greenwood Street Trust

Principal Address:
c/o FMR LLC
88 Black Falcon, 1st FL, STE 167
BOSTON, MA 02210

(hereinafter, “Insured”)
ITEM 2	POLICY PERIOD:
	Inception Date: October 28, 2021	Expiration Date: October 28, 2022
12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.
ITEM 3	ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR
MAIL AS SET FORTH BELOW:

Email: BSIclaims@travelers.com
Fax: 1-888-460-6622

Mail: Travelers Bond & Specialty Insurance Claim
P.O. Box 2989
Hartford, CT 06104-2989

Overnight Mail: Travelers Bond & Specialty Insurance Claim
One Tower Square, S202A

Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.

ITEM 4	If “Not Covered” is inserted opposite any specified Insuring Agreement below, or if no amount is included in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

			SINGLE LOSS	SINGLE LOSS
	INSURING AGREEMENT		LIMIT OF	DEDUCTIBLE
			INSURANCE	AMOUNT

A. FIDELITY
	Coverage A.1.	Larceny or Embezzlement	$600,000	$0
	Coverage A.2.	Restoration Expenses	Not Covered

IVBB-15001 Ed. 01-16				Page 1 of 3

  2016 The Travelers Indemnity Company. All rights reserved.

B. ON PREMISES	$600,000	$10,000
C. IN TRANSIT	$600,000	$10,000
D. FORGERY OR ALTERATION	$600,000	$10,000
E. SECURITIES	$600,000	$10,000
F. COUNTERFEIT MONEY
AND COUNTERFEIT MONEY ORDERS	$600,000	$10,000
G. CLAIM EXPENSE	$25,000	$10,000
H. STOP PAYMENT ORDERS OR
WRONGFUL DISHONOR OF CHECKS	$25,000	$10,000

I.	COMPUTER SYSTEMS

	Coverage I.1.	Computer Fraud	$600,000	$10,000
	Coverage I.2.	Fraudulent Instructions	$600,000	$10,000
	Coverage I.3.	Restoration Expense	Not Covered
	J. UNCOLLECTIBLE ITEMS OF DEPOSIT		$25,000	$10,000
ITEM 5	PREVIOUS BONDS OR POLICIES:
	The Insured, by acceptance of this bond, gives notice to the Company canceling or terminating prior bond
	or policy numbers:
	Not Applicable
	such cancellation or termination to be effective as of the time this bond becomes effective.
ITEM 6	DISCOVERY PERIOD:
	Additional Premium Percentage:	100% of the annualized premium
	Additional Months:	12 months
	(If exercised in accordance with section VI. CONDITIONS, S. DISCOVERY PERIOD)

ITEM 7 FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

IVBB-16001-0116; IVBB-19010-0116; IVBB-19044-0518; IVBB-19045-0319; IVBB-19046-0919

PRODUCER INFORMATION:

WTW NORTHEAST INC
75 ARLINGTON ST FL 10
BOSTON, MA 02116

IVBB-15001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

Countersigned By

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its authorized officers.

IVBB-15001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

Investment Company Bond
Table of Contents

I.	CONSIDERATION CLAUSE			3
II.	INSURING AGREEMENTS			3
	A.	FIDELITY		3
		Coverage A.1.	Larceny or Embezzlement	3
		Coverage A.2.	Restoration Expenses	3
	B.	ON PREMISES		3
	C.	IN TRANSIT		4
	D.	FORGERY OR ALTERATION		4
	E.	SECURITIES		4
	F.	COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS		5
	G.	CLAIM EXPENSE		5
	H.	STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS		5
	I.	COMPUTER SYSTEMS		6
		Coverage I.1.	Computer Fraud	6
		Coverage I.2.	Fraudulent Instructions	6
		Coverage I.3.	Restoration Expenses	6
	J.	UNCOLLECTIBLE ITEMS OF DEPOSIT		6
III.	GENERAL AGREEMENTS			6
	A.	ORGANIC GROWTH		6
	B.	CONSOLIDATION - MERGER - PURCHASE OR ACQUISITION OF ASSETS		7
	C.	REPRESENTATION OF INSURED		7
	D.	JOINT INSURED		7
	E.	COURT COSTS AND ATTORNEY’S FEES - LEGAL PROCEEDINGS - ELECTION TO DEFEND		8
IV.	DEFINITIONS			8
V.	EXCLUSIONS			16
VI.	CONDITIONS			19
	A.	ADDITIONAL COMPANIES INCLUDED AS INSURED		19
	B.	DISCOVERY		19
	C.	BOND PERIOD		20
	D.	SINGLE LOSS		20
	E.	SINGLE LOSS LIMIT OF INSURANCE		20
	F.	DEDUCTIBLE		20
	G.	NON-ACCUMULATION OF LIMITS		20
	H.	NOTICE - PROOF OF LOSS - LEGAL PROCEEDINGS		20
IVBB-16001 Ed. 01-16				Page 1 of 25

  2016 The Travelers Indemnity Company. All rights reserved.

I.	VALUATION	21
J.	ASSIGNMENT	22
K.	SUBROGATION	22
L.	RECOVERIES	22
M.	COOPERATION	23
N.	ANTI-BUNDLING	23
O.	LIMIT OF INSURANCE UNDER THIS BOND AND PRIOR INSURANCE	23
P.	OTHER INSURANCE OR INDEMNITY	23
Q.	COVERED PROPERTY	24
R.	CANCELATION, TERMINATION, CHANGE OR MODIFICATION	24
S.	DISCOVERY PERIOD	25
T.	HEADINGS	25

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

Investment Company Bond
with Extended Coverages

I.	CONSIDERATION CLAUSE
	IN	CONSIDERATION of the payment of an agreed premium and subject to the Declarations and pursuant to all
	the	terms, conditions, exclusions and limitations of this bond, the Company agrees to indemnify the Insured as set
	forth	in ITEM 1 of the Declarations (herein called Insured) for:
II.	INSURING AGREEMENTS
	A.	FIDELITY
Coverage A.1. Larceny or Embezzlement

Loss resulting directly from Larceny or Embezzlement committed by an Employee acting alone or in collusion with others.

Coverage A.2. Restoration Expenses

Restoration Expenses incurred by the Insured and resulting directly from a Computer Violation by an Employee.

B.	ON PREMISES
	1.	Loss of Property resulting directly from:
		a.	robbery, burglary, mysterious unexplainable disappearance or misplacement and damage or destruction; or
		b.	theft, false pretenses, or common law or statutory larceny, committed by a person physically present in an office of, or on the premises of, the Insured at the time the Property was surrendered,
		while	the Property is lodged or deposited within offices or premises located anywhere. The
		premises	of a Depository will be deemed premises of the Insured, but solely as respects loss of
		Certificated	Securities. Coverage for Certificated Securities held by such Depository is
		limited	to the extent of the Insured’s interest therein as effected by the making of appropriate
		entries	on the books and records of such Depository. The Company will not be liable under
		Insuring	Agreement B for loss in connection with the central handling of securities within the
		systems	established and maintained by any Depository unless the amount of such loss exceeds
		the	amount recoverable or recovered under any bond or policy or participants’ fund insuring the
		Depository	against such loss.
		This	bond does not afford any coverage in favor of any Depository or exchange or any nominee
		in	whose name is registered any security included within the Depository’s systems.
	2.	Direct loss, through any hazard specified in Insuring Agreement B.1. of any Property while such
		Property	is within any of the Insured's or an Investment Adviser’s offices and in the possession
		of	any customer of the Insured, any representative of such customer or any Employee whether
		or	not the Insured is liable for the loss thereof, and provided such loss, at the option of the
		Insured,	is included in the Insured's proof of loss, but excluding, in any event, loss caused by
		such	customer, any representative of such customer, or any Employee.

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

C.	IN TRANSIT
	Loss	of Property (occurring with or without negligence or violence) resulting directly from robbery,
	larceny,	theft, holdup, mysterious unexplainable disappearance, misplacement, being lost or otherwise
	made	away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption
	or	deposit privileges through the misplacement or loss of Property, while the Property is in transit
	anywhere	in the custody of any person or persons acting as Messenger, except while in the mail or with
	a	carrier for hire other than an armored motor vehicle company, for the purpose of transportation, such
	transit	to begin immediately upon receipt of such Property by the transporting person or persons, and to
	end	immediately upon delivery thereof at destination, but only while the Property is being conveyed.
D.	FORGERY OR ALTERATION
	Loss	resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance
	on	any Written, Original:
	1.	Negotiable Instrument (except an Evidence of Debt);
	2.	Certificate of Deposit;
	3.	Letter of Credit;
	4.	Withdrawal Order;
	5.	Acceptance;
	6.	receipt for the withdrawal of Property; or
	7.	instruction or advice directed to the Insured or an Investment Adviser and purportedly signed by
		a	Customer of the Insured or by a Financial Institution,
	which	(a) bears a handwritten signature which is a Forgery; or (b) is altered, but only to the extent the
	Forgery	or alteration causes the loss.
	Actual	physical possession of the items listed in 1. through 7. above by the Insured is a condition
	precedent	to the Insured’s having relied on the items.
E.	SECURITIES
	Loss	resulting directly from the Insured having, in good faith, for its own account or for the account of others:
	1.	acquired, sold, delivered, or given value, extended credit or assumed liability, on the faith of any
		Original	Written document that is a (an):
		a.	Certificated Security;
		b.	Document of Title;
		c.	deed, mortgage, or other instrument conveying title to, or creating or discharging a lien on, real property;
		d.	Certificate of Origin or Title;
		e.	Certificate of Deposit;
		f.	Evidence of Debt;
		g.	corporate, partnership, or personal Guarantee;
		h.	Security Agreement;

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

i.	Instruction;
j.	Statement of Uncertificated Security,

that

(1)	bears a handwritten signature material to the validity or enforceability of the Original Written document that is a Forgery, but only to the extent the Forgery causes the loss;
(2)	is altered, but only to the extent the alteration causes the loss; or
(3)	is lost or stolen;
2.	guaranteed in writing or witnessed any handwritten signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, endorsement, or any items listed in items 1.a. through 1.i. above; or
3.	acquired, sold or delivered, given value, extended credit or assumed liability, on the faith of any item listed in 1.a. through 1.d. above, that is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in 1.a. through 1.j. above by the Insured, an Investment Adviser, a Custodian, or a Federal or State chartered deposit institution of the Insured is a condition precedent to the Insured's having relied on the faith of such items. Release or return of such collateral is an acknowledgment by the Insured that it no longer relies on such collateral.

F.	COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS
	Loss	resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the
	United	States of America and its territories and possessions, Canada or any other country, or of
	Counterfeit	money orders denominated in United States or Canadian currency.
G.	CLAIM EXPENSE
	Reasonable	expenses necessarily incurred and paid by the Insured in preparing any covered claim for
	loss	under any Insuring Agreement covered under this bond, which loss exceeds the Single Loss
	Deductible	Amount applicable to such Insuring Agreement. Such expenses include costs incurred
	(including	necessary wages of Employees) for that part of audits or examinations performed, whether or
	not	required by State or Federal supervisory authorities and conducted either by such authorities or by
	independent	accountants, by reason of the discovery of loss sustained by the Insured.
H.	STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS
	Damages	that the Insured becomes legally liable to pay its customers resulting directly from the Insured
	or	an Investment Adviser having:
	1.	failed to comply with any notice of any customer of the Insured or any authorized representative of such customer to stop payment on any check or draft made or drawn by such customer; or
	2.	wrongfully dishonored or wrongfully failed to certify any check or draft made or drawn by the customer of the Insured or any authorized representative of such customer.
	Notwithstanding	any other provision of this bond, damages under paragraph 2. above do not include the
	amount	of any check or draft in question, or any amounts paid to the payee, endorser, or accommodation
	party	of such check or draft.

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

I. COMPUTER SYSTEMS

Coverage I.1. Computer Fraud

Loss resulting directly from Computer Fraud.

Coverage I.2.

Fraudulent Instructions

Loss resulting directly from the Insured or an Investment Adviser having, in good faith, caused a transfer of funds as a result of a Fraudulent Instruction when the Insured or an Investment Adviser, prior to causing the transfer of the funds, used its best efforts to verify the identity of the person transmitting the instruction; provided that if the instruction is purported to be from a

Customer, the Insured, or an Investment Adviser:

a.	performed a Callback Verification with respect to such instruction; or
b.	followed commercially reasonable Security Procedures applicable to the transaction and instruction.

Such Fraudulent Instruction received and, if applicable, Callback Verification performed, must be either recorded, logged, or documented by the Insured or an Investment Adviser.

Coverage I.3.

Restoration Expenses

Restoration Expenses incurred by the Insured or an Investment Adviser and resulting from a

Computer Violation by someone other than an Employee.

J.	UNCOLLECTIBLE ITEMS OF DEPOSIT
Loss, including dividends and interest accrued not to exceed 15% of the value of each Item of Deposit that is deposited, resulting directly from the Insured or Investment Adviser having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit that prove to be uncollectible, provided that the crediting of such account causes:
	1.	redemptions or withdrawals to be permitted;
	2.	shares to be issued; or
	3.	dividends to be paid.
It is a condition precedent to coverage under this Insuring Agreement that the Insured or Investment Adviser hold funds represented in Items of Deposit for the maximum number of days allowable under
	Regulation	CC before permitting any redemptions or withdrawals, or issuing any shares or paying any
	dividends	with respect to such Items of Deposit.
Items of Deposit will not be deemed to be uncollectible until the Insured’s or Investment Adviser’s standard collection procedures have failed.
This Insuring Agreement applies to Insureds with exchange privileges if all funds in the exchange program are insured by the Company for Uncollectible Items of Deposit. Regardless of the number of transactions between funds, the maximum number of days allowable under Regulation CC begins from the date a deposit was first credited to any fund in the exchange program.
III.	GENERAL AGREEMENTS
	A.	ORGANIC GROWTH
If an Insured or Investment Adviser, while this bond is in force, adds additional Employees other than by consolidation or merger with, or purchase or acquisition of the assets, assets under management or

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

	liabilities	of, another institution, such Employees will automatically be covered hereunder from the date of
	such	addition without the requirement of notice to the Company or the payment of additional premium for
	the	remainder of the Policy Period as set forth in ITEM 2 of the Declarations.
B.	CONSOLIDATION - MERGER - PURCHASE OR ACQUISITION OF ASSETS
	If	the Insured or an Investment Adviser, while this bond is in force, consolidates or merges with, or
	purchases	or acquires assets, assets under management or liabilities of, or purchases or acquires more
	than	50% voting stock ownership of another institution (hereinafter referred to as a “Transaction”),
	coverage	under this bond for loss which:
	1.	has occurred or will occur in the offices or premises of such institution;
	2.	has been caused or will be caused by any employee or employees of such institution; or
	3.	has arisen or will arise out of the assets, assets under management or liabilities acquired by the Insured as a result of such Transaction,
	is	provided as follows:
a.	Automatic Loss Sustained Coverage
If a Transaction involves assets, assets under management and liabilities in an amount that is more than 25% of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is both discovered and for which the acts giving rise to the loss occur in their entirety on or after the effective date of the Transaction. This coverage terminates 60 days after the Transaction date, or the termination date of the bond, whichever comes earlier, unless the Insured provides notice to the Company and obtains the written consent of the Company to extend such coverage beyond said date and, upon obtaining such consent, pays to the Company an additional premium, if required.
b.	Automatic Discovery Coverage
If a Transaction involves assets, assets under management and liabilities in an amount that is 25% or less of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is discovered on or after the effective date of the Transaction, for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations, without additional premium being charged and without notice to the Company of the Transaction.
C.	REPRESENTATION OF INSURED
No statement made by or on behalf of the Insured, whether contained in the application or otherwise, is deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.
D.	JOINT INSURED
This bond does not indemnify or hold harmless any Insured for loss sustained by an Investment Adviser, or by a proprietorship, partnership or corporation that is owned, controlled or operated by such Insured, and not named as an Insured hereunder, except as may be provided on a limited basis within General Agreement B., but this paragraph does not apply to loss sustained by a nominee organized by an Insured hereunder other than a holding company.

If two or more Insureds are covered under this bond, the first named Insured will act for all Insureds. Payment by the Company to the first named Insured of loss sustained by any Insured fully releases the Company on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named will thereafter be considered the first named Insured. In the absence of an Insured

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

being specifically next named, the Insured entity having the greatest consolidated assets of all remaining Insureds then becomes the first named Insured. Knowledge possessed or discovery made by any Insured or Investment Adviser constitutes knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Company for loss or losses sustained by all Insureds will not exceed the amount for which the Company would have been liable had all such loss or losses been sustained by one Insured.
E.	COURT COSTS AND ATTORNEY’S FEES - LEGAL PROCEEDINGS - ELECTION TO DEFEND
The Company will indemnify the Insured against court costs and reasonable attorney’s fees incurred and paid by the Insured in defending any suit or legal proceeding brought against the Insured to enforce the Insured's liability, or alleged liability, on account of any loss, claim or damage that, if established against the Insured, would constitute a collectible loss under this bond in excess of any Single Loss Deductible Amount, provided, however, that with respect to Insuring Agreement A this indemnity will apply only in the event that:
	1.	an Employee admits to being guilty of Larceny or Embezzlement;
	2.	an Employee is adjudicated to be guilty of Larceny or Embezzlement; or
	3.	in the absence of 1. or 2. above, an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.
Such indemnity is in addition to the Single Loss Limit of Insurance for the applicable Insuring Agreement or Coverage.
The Insured or an Investment Adviser must notify the Company promptly after notice thereof, of any such suit or legal proceeding and at the request of the Company will furnish it with copies of all pleadings and other papers therein. At the Company's election the Insured will permit the Company to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Company's
	selection.	In such event, the Insured and Investment Adviser will give all reasonable information and assistance, other than pecuniary, that the Company deems necessary to the defense of such suit or legal proceeding.
If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Single Loss Deductible Amount is applicable, or both, then the liability of the Company under this General Agreement E. is limited to the proportion of court costs and attorney’s fees incurred and paid by the Insured or by the Company that the amount recoverable under this bond bears to the total amount of the Insured’s liability or alleged liability. Any amount not recoverable by reason of the Insured’s liability
or	alleged liability being greater than the amount recoverable under any insuring agreement of this bond,
does	not serve to reduce the Single Loss Deductible Amount applicable to such Insuring Agreement or
Coverage.
If	the Company pays court costs and attorney’s fees in excess of its proportionate share of such costs
and	fees, the Insured will promptly reimburse the Company for such excess.
IV.	DEFINITIONS
As	used in this bond:
A.	Acceptance means a Written draft that the drawee has, by signature thereon, engaged to honor as presented.
B.	Bond Period has the meaning set forth in section VI. CONDITIONS, C. BOND PERIOD.
C.	Callback Verification means a verbal conversation with the purported Customer, using a Pre-
Determined	Telephone Number, to verify the identity of the Customer and the authenticity of a funds
transfer	request.

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

D.	Certificate of Deposit means a Written acknowledgment by an Insured or a Financial Institution of
	receipt	of Money with an engagement to repay it.
E.	Certificate of Origin or Title means a Written document issued by a manufacturer of personal property
	or	a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.
F.	Certificated Security means a share, participation or other interest in property of, or an enterprise of, the
	issuer	or an obligation of the issuer, that is:
	1.	represented by a Written instrument issued in bearer or registered form;
	2.	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any
		area	in which it is issued or dealt in as a medium for investment; and
	3.	either one of a class or series or by its terms divisible into a class or series of shares,
		participations,	interests or obligations.
G.	Computer Fraud means an intentional, unauthorized, and fraudulent entry of data or computer
	instructions	directly into, or change of data or computer instructions within, a Computer System by a
	natural	person or entity other than an Employee, including any such entry or change made via the
	internet	or a Network, provided that such entry or change causes:
	1.	Property to be transferred, paid, or delivered;
	2.	an account of the Insured, or of its customer, to be added, deleted, debited or credited; or
	3.	an unauthorized or fictitious account to be debited or credited.
H.	Computer System means:
	1.	any computer; and
	2.	any input, output, processing, storage or communication device, or any related network, operating
		system	or application software, that is connected to, or used in connection with, such computer,
	that	is rented by, owned by, leased by, licensed to, or under the direct operational control of, the Insured
	or	an Investment Adviser.
I.	Computer Violation means:
	1.	the introduction of a Computer Virus into a Computer System; or
	2.	damage to, or destruction of, computer programs, software or other electronic data stored within
		a	Computer System by a natural person, who has:
		a.	gained unauthorized access to such Computer System; or
		b.	authorized access to such Computer System but uses such access to cause such damage or destruction.
J.	Computer Virus means any malicious code that could destroy, alter, contaminate, or degrade the
	integrity,	quality, or performance of:
	1.	electronic data used, or stored, in any Computer System or network; or
	2.	a computer network, any computer application software, or a computer operating system or
		related	network.
K.	Counterfeit means a Written imitation of an actual, valid, or verifiable Original that is intended to deceive and to be taken as the Original.

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

L.	Custodian means an institution designated by an Insured or an Investment Adviser to maintain
	possession	and control of the Insured’s assets.
M.	Customer means, only with respect to Insuring Agreement I.2., an entity or natural person that has a
	Funds	Transfer Agreement with the Insured or with an Investment Adviser.
N.	Depository means a clearing corporation that is:
	1.	registered with the Securities Exchange Commission as a clearing agency under section 17A of the Securities Exchange Act of 1934 (15 U.S.C. 78q-1); or
	2.	a Federal Reserve Bank or other person or entity authorized to operate the federal book entry system described in the regulations of the Department of Treasury codified at 31 CFR 357, Subpart B, or book-entry systems operated pursuant to comparable regulations of other federal agencies.
O.	Document of Title means a Written document that is a bill of lading, dock warrant, dock receipt,
	warehouse	receipt or order for the delivery of goods, and also any other Written document that in the
	regular	course of business or financing is treated as adequately evidencing that the person in possession
	of	it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to
	be	issued by or addressed to a bailee and purport to cover goods in the bailee's possession that are
	either	identified or are fungible portions of an identified mass.
P.	Electronic Data Processor means a natural person, partnership or corporation authorized in writing by
	the	Insured or an Investment Adviser to perform services as a data processor of checks presented to
	the	Insured by a customer or Financial Institution, but excluding any such processor who acts as a
	transfer	agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, A
	Federal	Reserve Bank or clearinghouse will not be construed to be an Electronic Data Processor.
Q.	Electronic Record means information that is created, generated, sent, communicated, received, or
	stored	by electronic means, and is retrievable in perceivable form.
R.	Employee means:
	1.	an officer, partner or other employee of the Insured, while such person is employed by and performing services for the Insured, and whom the Insured directly compensates by wages, salaries or commissions; or for 60 days after such individual’s termination of service, provided such termination is not due to employee fraud or dishonesty;
	2.	a guest student or intern pursuing studies or duties in any of the Insured’s or an Investment Adviser’s offices or premises covered hereunder, while such person is performing services for the Insured;
	3.	any attorney retained by the Insured or an Investment Adviser, and any employee of such attorney, but only while performing legal services for the Insured;
	4.	any natural person assigned to perform the usual duties of an employee within the premises of the Insured or an Investment Adviser and under the Insured’s supervision, by contract, including such persons provided by any employment agency furnishing temporary personnel to the Insured or an Investment Adviser on a contingent or part-time basis, and including a natural person who is leased to the Insured or an Investment Adviser under a written agreement between the Insured and a labor leasing firm to perform duties related to the conduct of the Insured’s business; (all such natural persons provided by a single employment agency or labor leasing firm will collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Condition R.2.);
	5.	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, or, subject to General Agreement B., after the effective date of this bond, but only with respect to acts while an employee of such institution and which acts caused said institution to

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

	sustain	a loss that was not known to the Insured or to the institution at the time of the merger or consolidation;
6.	each natural person, partnership, or corporation authorized by the Insured or an Investment
	Adviser	to perform services as an Electronic Data Processor (each such Electronic Data
	Processor,	and the partners, officers and employees of such Electronic Data Processor will
	collectively	be deemed to be one Employee for all the purposes of this bond, except with respect
	to	Condition R.2.);
7.	any director or trustee of an Insured, Investment Adviser, underwriter (distributor), transfer
	agent,	shareholder accounting record keeper, or administrator authorized by Written agreement
	with	the Insured to keep financial or other required records, but only while performing acts coming
	within	the scope of the usual duties of an officer or employee or while acting as a member of any
	committee	duly elected or appointed to examine or audit or have custody of or access to the
	Property	of the Insured;
8.	any natural person who is a volunteer, while such person is subject to the Insured’s direction and
	control	and is performing services for the Insured;
9.	any natural person who is a former employee retained as a consultant, pursuant to a written
	agreement	with the Insured, while that person is subject to the Insured’s direction and control and
	performing	services for the Insured; and
10.	any officer, partner, or employee of:
	a.	an Investment Adviser;
	b.	an underwriter (distributor);
	c.	a transfer agent or shareholder accounting record-keeper; or
	d.	an administrator authorized by written agreement to keep financial or other required records,

for an Insured but only while performing acts coming within the scope of the usual duties of an officer or employee of the Insured, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Insured, provided that only employees or partners of a transfer agent, shareholder accounting record-keeper or administrator that is an affiliated person, as defined in the Investment Company Act of 1940, of an Insured or is an affiliated person of the Investment Adviser, underwriter or administrator of such Insured, and that is not a bank, will be included within the definition of Employee.

Employee also means any natural person described above while such person is on medical, military, or other leave of absence. Coverage applies to any such Employee while on leave, regardless of whether such person remains subject to the Insured’s direction and control during the time of leave.

Employee does not mean any agent, broker, factor, commission merchant, consignee, independent contractor or representative or other person of the same general character not specified above.

S.	Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or
	purportedly	executed, by a customer of the Insured and held by the Insured or an Investment Adviser
	that	in the regular course of business is treated as evidencing the customer's debt to the Insured.
T.	Financial Institution means:
	1.	a bank, trust company, savings bank, credit union, savings and loan association, or similar thrift institution; or
	2.	a stock brokerage firm, mutual fund, liquid assets fund or similar investment institution;

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

	provided	that Financial Institution does not include any such entity, institution or organization that is an
	Insured	or an Investment Adviser.
U.	Forgery means signing the name of another person or organization with a handwritten signature directly
	applied	to a Written document without authority, and with the intent to deceive.
	A	signature written on an electronic pad that captures the signature for purposes of creating an electronic
	digitized	image of a handwritten signature, or a reproduction of a handwritten signature, is treated the
	same	as a handwritten signature. Any other form of electronic signature or digital signature is not treated
	the	same as a handwritten signature.
	Forgery	does not mean a signature that consists in whole or in part of one's own name signed with or
	without	authority, in any capacity, for any purpose.
V.	Fraudulent Instruction means an intentional, fraudulent and unauthorized instruction directed to the
	Insured	or an Investment Adviser, that is:
	1.	transmitted via telefacsimile, and:
		a.	purports and reasonably appears to be from a Customer, a Financial Institution, or another office of the Insured;
		b.	was in fact transmitted by someone other than a Customer, a Financial Institution, or another office of the Insured; and
		c.	purports and reasonably appears to contain the handwritten signature of a person authorized to initiate such transfer that proves to have been used by an unauthorized person; or
	2.	transmitted verbally, via telephone, and purports to be from:
		a.	an officer, director, partner or employee of a Customer, who is authorized by the Customer to instruct the Insured or an Investment Adviser to make such a transfer;
		b.	a Customer who is a natural person; or
		c.	an Employee in another office of the Insured who was authorized by the Insured to instruct other Employees to transfer funds on deposit in a Customer’s account; and was received by an Employee specifically designated to receive and act upon such instructions,
		but	was in fact transmitted by someone other than a person described in paragraph V.2.; or
	3.	transmitted via electronic mail and purports and reasonably appears to be from a Customer of
		the	Insured, but was in fact transmitted by someone other than such Customer.
	Fraudulent	Instruction does not include any instruction that purports to be from a Customer unless the
	instruction	is transmitted by a method that is authorized in the Funds Transfer Agreement between the
	Insured	and the Customer.
W.	Funds Transfer Agreement means an agreement, signed by the Customer, that:
	a.	authorizes the Insured or an Investment Adviser to rely on instructions transmitted by either
		voice,	telefacsimile or electronic mail to make funds transfers; and
	b.	provides the Insured or an Investment Adviser with the names of persons authorized to initiate
		funds	transfers.

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

X.	Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or
	its	assignee or to a Financial Institution from which the Insured has purchased participation in the debt,
	if	the debt is not paid in accordance with its terms.
Y.	Instruction means a Written order to the issuer of an Uncertificated Security requesting that the
	transfer,	pledge, or release from pledge of the Uncertificated Security specified be registered.
Z.	Investment Adviser means any entity defined in §202(a)(11) of, and registered under, the Investment
	Advisers	Act of 1940, as amended, but only while acting on behalf of the Insured.
AA.	Item of Deposit means any checks or drafts deposited into the account of a customer, shareholder or subscriber.
BB.	Larceny or Embezzlement means larceny or embezzlement as defined in the Investment Company Act
	of	1940, §37 as amended.
CC.	Letter of Credit means an engagement in writing by a Financial Institution or other person made at the
	request	of a customer that the Financial Institution or other person will honor drafts or other demands
	for	payment upon compliance with the conditions specified in the Letter of Credit.
DD.	Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in
	favor	of the Insured and all transactions by which the Insured assumes an existing creditor relationship.
EE.	Messenger means an Employee while in possession of the Insured’s Property away from the Insured’s
	or	Investment Adviser’s premises and any other natural person acting as custodian of the Property
	during	an emergency arising from the incapacity of the original Employee.
FF.	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign
	government	as a part of its currency.
GG.	Negotiable Instrument means a Written document, that:
	1.	is signed by the maker or drawer;
	2.	contains an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;
	3.	is payable on demand or at a definite time; and
	4.	is payable to order or bearer.
	Negotiable	Instrument also means a counterfeit check or Substitute Check.
HH.	Network means any and all services provided by or through the facilities of any electronic or computer
	communication	system, including Fedwire, Clearing House Interbank Payment System (CHIPS), Society
	for	Worldwide Interbank Financial Telecommunication (SWIFT), National Automated Clearing House
	Association	(NACHA) and similar interbank payment or settlement systems, including any shared
	networks,	internet access facilities, or other similar facilities for such systems in which the Insured
	participates,	allowing the input, output, examination, or transfer of data or programs from one computer to
	a	Computer System.
II.	Original means the first rendering or archetype and does not include photocopies or electronic
	transmissions	even if received and printed.
JJ.	Pre-Determined Telephone Number means a telephone number that:
	1.	was provided by the Customer when the Customer opened the account with the Insured or an
Investment Adviser;

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

	2.	was provided in person by the Customer after the Customer opened the account with the Insured or an Investment Adviser, while physically present on the Insured’s or Investment Adviser’s premises and while presenting a government-issued photo identification;
	3.	was provided in a Funds Transfer Agreement;
	4.	replaced a telephone number previously provided for the Customer’s account, provided that confirmation of the legitimacy of the change was achieved through direct contact with the Customer at a telephone number described in paragraph JJ.1., JJ.2. or JJ.3. above; or
	5.	replaced a telephone number previously provided for the Customer’s account and was received by the Insured or the Investment Adviser at least 30 days prior to the receipt of the Fraudulent Instruction.
KK.	Property means Money, Certificated Securities, Uncertificated Securities, Negotiable Instruments,
	Certificates	of Deposit, Documents of Title, Acceptances, Evidences of Debt, Security
	Agreements,	Withdrawal Orders, Certificates of Origin or Title, Letters of Credit, insurance policies,
	abstracts	of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state
	lottery	tickets, books of account and other records whether Written or recorded electronically, gems,
	jewelry,	precious metals of all kinds and in any form, and tangible items of personal property that are not
	hereinbefore	enumerated.
LL.	Restoration Expenses means reasonable costs incurred by the Insured or an Investment Adviser, with
	the	Company’s prior written consent, to restore, replace or reproduce damaged or destroyed computer
	programs,	software or other electronic data stored within a Computer System, or that the Insured owns,
	holds	or is responsible for, to the condition that existed immediately preceding a Computer Violation;
	provided	that if it is determined by the Insured or Investment Adviser that such computer programs,
	software	or other electronic data cannot reasonably be restored, replaced or reproduced, then
	Restoration	Expenses means only the reasonable costs incurred by the Insured or an Investment
	Adviser,	with the Company’s prior written consent, to reach such determination.
	Restoration	Expenses do not include:
	1.	expenses incurred as a result of the reconstruction of computer programs, software, or other electronic data that the Insured did not have a license to use;
	2.	expenses incurred to restore, replace, or reproduce damaged or destroyed computer programs, software or other electronic data if such damage or destruction was caused by computer programs, software, or other electronic data that the Insured did not have a license to use;
	3.	expenses incurred to design, update, improve, or perfect the operation or performance of computer programs, software, or other electronic data; or
	4.	expenses incurred to redo the work product, research, or analysis that was the basis of, or resulted in, any computer programs, software, or other electronic data stored.
MM.	Security Agreement means a Written agreement that creates an interest in personal property or fixtures
	and	that secures payment or performance of an obligation.
NN.	Security Procedure means the Insured’s or Investment Adviser’s established authentication process,
	other	than voice recognition, that requires the use of algorithms or other codes, identifying words or
	numbers,	encryption, or similar security devices or procedures. The following are not considered a
	Security	Procedure:
	1.	a general statement that the Insured or Investment Adviser may establish security procedures;
	2.	a statement that the Insured or Investment Adviser may perform a callback or other security procedure; or
	3.	a statement that the Insured or Investment Adviser will only accept requests from persons named on the account.

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

OO.	Single Loss has the meaning set forth in section VI. CONDITIONS, D. SINGLE LOSS.
PP.	Statement of Uncertificated Security means a Written statement of the issuer of an Uncertificated
	Security	containing:
	1.	a description of the issue of which the Uncertificated Security is a part;
	2.	the number of shares or units:
		a.	transferred to the registered owner;
		b.	pledged by the registered owner to the registered pledgee;
		c.	released from pledge by the registered pledgee;
		d.	registered in the name of the registered owner on the date of the statement; or
		e.	subject to pledge on the date of the statement;
	3.	the name and address of the registered owner and registered pledgee;
	4.	a notation of any liens and restrictions of the issuer and any adverse claims to which the
		Uncertificated	Security is or may be subject to, or a statement that there are none of those
		liens,	restrictions or adverse claims; and
	5.	the date:
		a.	the transfer of the shares or units to the new registered owner of the shares or units was registered;
		b.	the pledge of the registered pledgee was registered; or
		c.	of the statement, if it is a periodic or annual statement.
QQ.	Substitute Check means a paper reproduction of an Original Written check as defined in the Check
	Clearing	for the 21st Century Act of 2003, as amended.
RR.	Transportation Company means any organization that provides its own or leased vehicles for
	transportation	or that provides freight forwarding or air express services.
SS.	Uncertificated Security means a share, participation or other interest in property of, or an enterprise of,
	the	issuer or an obligation of the issuer, that is:
	1.	not represented by a Written instrument issued in bearer or registered form and the transfer of
		which	is registered upon books maintained for that purpose by or on behalf of the issuer;
	2.	of a type commonly dealt in on securities exchanges or markets, or commonly recognized in any
		area	in which it is issued or dealt in as a medium for investment; and
	3.	either one of a class or series or by its terms divisible into a class or series of shares,
		participations,	interests or obligations.
TT.	Withdrawal Order means a non-negotiable Written instrument, other than an Instruction, signed by a
	customer	of the Insured authorizing the Insured to debit the customer's account in the amount of funds
	stated	therein.
UU.	Written means expressed through letters or marks placed upon paper and visible to the eye. It does not
	include	information contained in an Electronic Record, or only with respect to Insuring Agreement D,
	information	communicated via telefacsimile.

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

V.	EXCLUSIONS
	A.	This bond does not cover loss resulting directly or indirectly from forgery or alteration, except when
		covered	under Insuring Agreement A, D, E, F or G.
	B.	This bond does not cover loss due to war, invasion, acts of foreign enemies, hostilities (whether war is
		declared	or not), civil war, rebellion, revolution, insurrection, military or usurped power, confiscation,
		nationalization,	requisition, or destruction of, or damage to, property by or under the order of any
		government,	public or local authority, unless such loss occurs in transit in the circumstances recited in
		Insuring	Agreement C and unless, when such transit was initiated, there was no knowledge of such act or
		condition	related to any of the foregoing on the part of any person acting for the Insured in initiating such transit.
	C.	This bond does not cover loss resulting directly or indirectly from nuclear reaction, nuclear radiation,
		radioactive	contamination, biological, or chemical contamination or to any related act or incident.
	D.	This bond does not cover loss resulting directly or indirectly from any acts of any director or trustee of the
		Insured	other than one employed as a salaried, pensioned, or elected official or an Employee of the
		Insured,	except when performing acts coming within the scope of the usual duties of an Employee, or
		while	acting as a member of any committee duly elected or appointed by resolution of the board of
		directors	or trustees of the Insured to perform specific, as distinguished from general, directorial acts on
		behalf	of the Insured.
	E.	This bond does not cover loss resulting directly or indirectly from the complete or partial non-payment of,
		or	default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of
		credit,	including the purchase, discounting or other acquisition of false or genuine accounts, invoices,
		notes,	agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in
		good	faith or through trick, artifice, fraud, or false pretenses, except when covered under Insuring
		Agreement	A or E.
	F.	This bond does not cover loss caused by an Employee, except:
		1.	when covered under Insuring Agreement A.; or
		2.	when covered under Insuring Agreement B. or C. and resulting directly from mysterious unexplainable disappearance or misplacement, or unintentional destruction of or damage to
Property.
	G.	This bond does not cover loss resulting directly or indirectly from the use or purported use of credit, debit,
		charge,	access, convenience, identification cash management or other cards:
		1.	in obtaining credit or funds;
		2.	in gaining access to any automated teller machine; or
		3.	in gaining access to any point of sale terminal, customer-bank communication terminal, or similar electronic terminal of any electronic funds transfer system,
		whether	such cards were issued, or purport to have been issued, by the Insured or by anyone other than
		the	Insured, except when covered under Insuring Agreement A.
	H.	This bond does not cover loss through the surrender of Property away from an office of the Insured or an
		Investment	Adviser as a result of a threat:
		1.	to do bodily harm to any person, except loss of Property in transit in the custody of a Messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat; or
		2.	to do damage to the premises or property of the Insured,

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

	except	when covered under Insuring Agreement A.
I.	This bond does not cover loss resulting directly or indirectly from payments made or withdrawals from a
	customer's	account involving erroneous credits to such account, unless such payments or withdrawals
	are	physically received by such depositor or representative of such depositor who is within the office of
	the	Insured or an Investment Adviser at the time of such payment or withdrawal, or except when
	covered	under Insuring Agreement A.
J.	This bond does not cover loss resulting directly or indirectly from payments made or withdrawals from a
	customer's	account involving items of deposit that are not finally paid for any reason, including forgery or
	any	other fraud, except when covered under Insuring Agreement A or J, however, this exclusion does not
	apply	to United States Government checks or drafts that are returned to the Insured by the United States
	Government	for any reason after the funds for said checks or drafts have been remitted to the Insured or
	credited	to the Insured’s account.
K.	This bond does not cover loss resulting directly or indirectly from counterfeiting, except when covered
	under	Insuring Agreement A, D, but only as respects Negotiable Instruments (except Evidences of
	Debt	or Substitute Checks), E or F.
L.	This bond does not cover loss of Property while:
	1.	in the mail;
	2.	in the custody of any Transportation Company, unless covered under Insuring Agreement C provided however that non-negotiable instruments while in the possession and custody of any Transportation Company will be deemed to be covered under Insuring Agreement C; or
	3.	located on the premises of any Transportation Company,
	except	when covered under Insuring Agreement A.
M.	This bond does not cover potential income, including interest and dividends not realized by the Insured.
N.	This bond does not cover damages of any type for which the Insured is legally liable, except direct
	compensatory	damages, but not multiples thereof, arising directly from a loss covered under this bond.
O.	This bond does not cover any fees, costs, or other expenses incurred by the Insured in establishing the
	existence	of or amount of loss covered under this bond except when covered under Insuring Agreement
G.
P.	This bond does not cover indirect or consequential loss of any nature.
Q.	This bond does not cover loss resulting from any violation by the Insured or by any Employee:
	1.	of law regulating: (i) the issuance, purchase or sale of securities; (ii) securities transactions upon security exchanges or over the counter market; (iii) investment companies; or (iv) investment advisers; or
	2.	of any rule or regulation made pursuant to any such law,
	unless	it is established by the Insured that the act or acts that caused said loss involved fraudulent or
	dishonest	conduct that would have caused a covered loss to the Insured in a similar amount in the
	absence	of such laws, rules or regulations.
R.	This bond does not cover loss resulting directly or indirectly from the failure of a financial or depository
	institution,	or its receiver or liquidator, to pay or deliver, on demand of the Insured or an Investment
	Adviser,	funds or Property of the Insured held by it in any capacity, except when covered under Insuring
	Agreement	A or B.1.a.
S.	This bond does not cover loss involving any Uncertificated Security except an Uncertificated Security
	of	any Federal Reserve Bank of the United States or when covered under Insuring Agreement A, E or I.

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

T.	This bond does not cover under Insuring Agreement I, in addition to all of the other exclusions, loss:
	1.	resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System, who acts in good faith on instructions or advices received by telegraph, teletype, human voice over a telephone, or by any other means, unless such instructions or advices are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured or an Investment Adviser to design, develop, prepare, supply, service, write, or implement programs for the Computer System, except when covered under Insuring Agreement I.2.;
	2.	caused by an employee or director of an automated clearing house (including a Federal Reserve Bank), service bureau, electronic communications systems (including Fedwire, CHIPS and SWIFT) or merchants who have contracted with the Insured to perform electronic funds transfer services; or
	3.	resulting directly or indirectly from entries or changes made by an Employee acting in good faith on any electronic communication, unless such instructions are purportedly sent by a customer, Financial Institution, or automated clearing house, except when covered under Insuring Agreement I.2.
U.	This bond does not cover loss resulting directly or indirectly from Computer Fraud or mechanical
	breakdown	or failure to function properly of any Computer System, except when covered under Insuring
	Agreement	A, B, or I.
V.	This bond does not cover under Insuring Agreement I.2., in addition to all of the other exclusions, loss resulting
	directly	or indirectly from the Insured’s or an Investment Adviser’s assumption of liability by contract unless
	the	liability arises from a loss covered by Insuring Agreement I.2. and would be imposed on the Insured
	regardless	of the existence of the contract.
W.	This bond does not cover loss resulting directly or indirectly from theft, disappearance, destruction, or
	disclosure	of intangible property or confidential information, including trade secrets, customer lists,
	customer’s	intellectual property, confidential processing methods, formulas, patents, computer programs,
	negatives,	drawings, manuscripts, prints and other records of a similar nature, whether such confidential
	information	is owned by the Insured or an Investment Adviser or held by the Insured or Investment
	Adviser	in any capacity including concurrently with another person.
X.	This bond does not cover expenses arising from a data security breach or incident, including forensic
	audit	expenses, fines, penalties, expenses to comply with federal and state laws, payment card industry
	data	security standards (if applicable), or expenses related to notifying affected individuals when the
	affected	individual’s personally identifiable customer, financial or medical information was stolen,
	accessed,	downloaded, or misappropriated while in the Insured’s care, custody, or control.
Y.	This bond does not cover under Insuring Agreement A.1., in addition to all of the other exclusions, loss
	resulting	directly or indirectly from the alleged or actual destruction of Property by an Employee.
Z.	This bond does not cover loss, costs, or expenses the Insured or an Investment Adviser agrees to incur,
	or	incurs on behalf of another person or entity, when the Insured is not legally obligated to incur such
	loss,	costs, or expenses under the Uniform Commercial Code or any other common, case, or tort law,
	statute,	rule, or code anywhere in the world, including any rule or code of any clearing or similar
	organization;	except when covered under Insuring Agreement I.2.
AA.	This bond does not cover loss resulting directly or indirectly from the dishonest or fraudulent acts of an
	Employee	as to whom the bond has terminated pursuant to Condition R. Cancelation, Termination,
	Change	or Modification, provided, however, that this exclusion does not apply to loss of any Property
	already	in transit in the custody of such Employee at the time the bond terminated or to loss resulting
	directly	from dishonest or fraudulent acts occurring prior to the time the bond terminated.
BB.	This bond does not cover loss resulting from the unauthorized online Network, Computer System or
	internet	access to a customer account maintained by the Insured, through the use of fraudulently
	obtained	customer login, identification, password, or authentication information, except where such

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

information has been obtained directly from unauthorized fraudulent access to a secure file containing such information on a Computer System, except when covered under Insuring Agreement I.2.
	CC.	This bond does not cover damages resulting from any civil, criminal, or other legal proceeding in which
		the	Insured or Investment Adviser is adjudicated to have engaged in racketeering activity, except when
		the	Insured establishes that the act or acts giving rise to such damages were committed by an Employee
		under	circumstances that result directly in a loss to the Insured covered by Insuring Agreement A. For
		purposes	of this exclusion, "racketeering activity" is defined in 18 U.S.C. 1961 et seq., as amended.
	DD.	This bond does not cover any loss resulting directly or indirectly from a Fraudulent Instruction except
		when	covered under Insuring Agreement I.2.
	EE.	This bond does not cover loss or expenses due to liability imposed upon the Insured as a result of the
		unlawful	disclosure of non-public information by the Insured, an Investment Adviser, or any Employee,
		or	as a result of any Employee acting upon such information, whether or not authorized.
	FF.	This bond does not cover loss resulting directly or indirectly from the input of an Electronic Record into a
		Computer	System, either on the premises of a customer of the Insured or under the control of such a
		customer,	by a customer or other person who had authorized access to the customer's authentication mechanism.
VI.	CONDITIONS
	A.	ADDITIONAL COMPANIES INCLUDED AS INSURED
		If	more than one corporation, co-partnership, or person, or any combination of them are included as the
		Insured	herein:
		1.	the total liability of the Company for loss or losses sustained by any one or more or all of them will not exceed the limit for which the Company would be liable hereunder if all such loss were sustained by any one of them;
		2.	the Insured first named will be deemed authorized to make, adjust and receive and enforce payment of all claims under the bond and will be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms of this bond, provided however that the Company will furnish each named Insured with a copy of the bond and with any amendment to the bond, together with a copy of each formal filing of claim by any Insured and notification of the terms of any settlement of a claim prior to the execution of such settlement;
		3.	the Company will not be responsible for the proper application of any payment made hereunder to the first named Insured; and
		4.	knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured will for the purposes of Condition B., Condition H. or Condition R. of this bond constitute knowledge or discovery by all the Insureds.
	B.	DISCOVERY
		This	bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when an
		officer	or director of the Insured or of an Investment Adviser first becomes aware of facts that would
		cause	a reasonable person to assume that a loss of a type covered by this bond has been or will be
		incurred,	regardless of when the act or acts causing or contributing to such loss occurred, even though
		the	exact amount or details of loss may not then be known.
		Discovery	also occurs when an officer or director of the Insured or an Investment Adviser receives
		notice	of an actual or potential claim in which it is alleged that the Insured is liable to a third party under
		circumstances	that, if true, would constitute a loss under this bond.

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

C.	BOND PERIOD
	Bond	Period means the period of one year following the inception date of this bond or any annual
	anniversary	thereof, or if the time between the inception or annual anniversary date and the expiration
	date	of this bond is less than one year, then such lesser period.
D.	SINGLE LOSS
	Single	Loss means all covered loss, including court costs and attorney’s fees incurred by the Company
	under	General Agreement E., resulting from:
	1.	any one act or series of related acts of burglary, robbery, or attempt thereat, in which no Employee is implicated;
	2.	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of
Property;
	3.	all acts or omissions other than those specified in 1. and 2. above, caused by any person (whether an Employee or not) or in which such person is implicated; or
	4.	any one casualty or event not specified in 1., 2., or 3. above.
E.	SINGLE LOSS LIMIT OF INSURANCE
	The	Company's liability for each Single Loss will not exceed the applicable Single Loss Limit of
	Insurance	set forth in ITEM 4 of the Declarations. If a Single Loss is covered under more than one
	Insuring	Agreement or Coverage, the Single Loss Limit of Insurance for each applicable Insuring
	Agreement	or Coverage will apply separately to that part of the loss covered under such Insuring
	Agreement	or Coverage, provided that the maximum payable for such Single Loss will not exceed the
	largest	applicable Single Loss Limit of Insurance.
F.	DEDUCTIBLE
	The	Company is liable hereunder only for the amount by which any Single Loss exceeds the Single Loss
	Deductible	Amount for the Insuring Agreement or Coverage applicable to such loss, subject to the
	applicable	Single Loss Limit of Insurance.
	If	a Single Loss is covered under more than one Coverage within an Insuring Agreement, the Single
	Loss	Deductible Amount set forth in ITEM 4 of the Declarations for each applicable Coverage will apply
	separately	to the part of such Single Loss covered under such Coverage, however the sum of such
	Single	Loss Deductible Amounts for such Single Loss will not exceed the highest applicable Single Loss
	Deductible	Amount for any such Coverage.
	The	Insured will, in the time and in the manner prescribed in this bond, give the Company notice of any
	loss	of the kind covered by the terms of this bond that exceeds 25% of the Single Loss Deductible
	Amount	applicable to such loss, whether or not the Company is liable therefor, and upon the request of
	the	Company will file with it a brief statement giving the particulars concerning such loss.
G.	NON-ACCUMULATION OF LIMITS
	The	Single Loss Limit of Insurance of the Company is not cumulative in amount from Bond Period to
	Bond	Period, regardless of the number of years this bond is in force, the number of times this bond may
	be	renewed or replaced, or the number of premiums that are payable or paid.
H.	NOTICE - PROOF OF LOSS - LEGAL PROCEEDINGS
	1.	At the earliest practicable moment not to exceed 90 days after discovery of loss, the Insured or Investment Adviser must give the Company notice thereof.

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

	2.	Within six months after such discovery, the Insured or Investment Adviser must furnish to the Company proof of loss, duly sworn to, with full particulars.
	3.	Lost Certificated Securities listed in a proof of loss will be identified by certificate or bond numbers if such securities were issued therewith.
	4.	Legal proceedings for the recovery of any loss hereunder will not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Company or after the expiration of 24 months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement E., or to recover attorney’s fees paid in any such suit, will be brought within 24 months from the date upon which the judgment and such suit will become final.
	5.	If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation will be deemed to be amended so as to equal the minimum period of limitation provided by such law.
	6.	This bond is for the use and benefit only of the Insured, and the Company will not be liable hereunder for loss sustained by anyone other than the Insured. No suit, action or legal proceedings will be brought hereunder by anyone other than the Insured.
I.	VALUATION
	1.	Money
Any loss of Money, or loss payable in Money, will be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the U.S. dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.
	2.	Securities
The Company will settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, will pay to the Insured the cost of replacing such securities, determined by their highest quoted market value at any time between the business day next preceding the discovery of the loss and the day that the loss is settled. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss will be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value will be determined by agreement or, at the option of the Insured, arbitration.
If the applicable coverage of this bond is subject to a Single Loss Deductible Amount or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Company under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.
If, at the instance of the Company, the Insured or any customer of the Insured becomes principal upon any bonds, or gives any undertakings, required as a prerequisite to the reissuing or duplicating of any securities for the loss of which the Company is liable under this bond, the Company will become surety upon such bonds or undertakings without premium charge and will
	indemnify	the Insured or such customer against any loss that the Insured or such customer may
	sustain	by reason of having become principal upon any such bonds or having given any such
	undertakings.	The amount of indemnity under this paragraph will not exceed the amount stated in
	ITEM	4 of the Declarations for the applicable Insuring Agreement.
	3.	Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Company will be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

materials plus the cost of labor for the actual transcription or copying of data that have been furnished by the Insured in order to reproduce such books and other records.
	4.	Property other than Money, Securities, Books of Account or Other Records
		In	case of loss of, or damage to, any Property other than Money, securities, books of account or
		other	records, except damage covered under Insuring Agreement B.2. or B.3., the Company will
		not	be liable for more than the actual cash value of such Property. The Company may, at its
		election,	pay the actual cash value of, repair or replace such Property.
		With	respect to damage of Property covered under Insuring Agreement B.2., the Company will
		be	liable for the full cost of repair or replacement of such Property, without deduction for depreciation.
		Disagreement	between the Company and the Insured as to the cash value, replacement value or
		as	to the adequacy of repair or replacement will be resolved by agreement or, at the option of the
		Insured,	arbitration.
J.	ASSIGNMENT
	In	the event of payment under this bond, the Insured or Investment Adviser will deliver, if so requested
	by	the Company, an assignment of such of the Insured's rights, title and interest and causes of action as
	it	has against any person or entity to the extent of the loss payment.
K.	SUBROGATION
	In	the event of payment under this bond, the Company will be subrogated to all of the Insured's rights of
	recovery	therefor against any person or entity to the extent of such payment. If the rules of a Depository
	provide	that the Insured will be assessed for a portion of any judgment (or agreed settlement) taken by
	the	Company based upon the assignment set forth in Condition J. above and the Insured actually pays
	such	assessment, the Company will reimburse the Insured for the amount of the assessment. However,
	such	reimbursement will not exceed the amount of the loss payment by the Company.
L.	RECOVERIES
	1.	All recoveries, whether effected by the Company or by the Insured will be applied, after first
		deducting	the costs and expenses incurred in obtaining such recovery, in the following order of priority:
		a.	first, to the Insured to reimburse the Insured for loss sustained that would have been paid under this bond but for the fact that such loss is in excess of the Single Loss Limit of Insurance, provided however, such loss does not include claim expense payments made by the Insured in excess of the Single Loss Limit of Insurance of Insuring Agreement G and such payments will not be deemed excess for purposes of establishing order of priority;
		b.	second, to the Company in satisfaction of amounts paid or to be paid to the Insured in settlement of the Insured’s claim;
		c.	third, to the Insured in satisfaction of any Single Loss Deductible Amount; and
		d.	fourth, to the Insured in satisfaction of any loss not covered under this bond.
	2.	Recovery on account of loss of securities as set forth in Condition I.2., or recovery from
		reinsurance	or indemnity of the Company, will not be deemed a recovery as used herein.

In determining the amount of any loss covered under this bond, all Money received by the Insured from any source whatsoever in connection with any matter from which a loss has arisen, including payments and receipts of principal, interest, dividends, commission, and the like, received prior to a loss settlement under this bond, will be deducted from the amount actually paid out, advanced, withdrawn, taken or otherwise lost or stolen. The value of all property received by the Insured from any source whatever and

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

	whenever	received, in connection with any matter from which a loss has arisen, will be valued as of the
	date	received and will likewise be deducted from the claimed loss.
M.	COOPERATION
	Upon	the Company's request, and at reasonable times and places designated by the Company, the
	Insured	will:
	1.	submit to examination by the Company and subscribe to the same under oath;
	2.	produce for the Company's examination all pertinent records; and
	3.	cooperate with the Company in all matters pertaining to the loss.
	The	Insured will execute all papers and render assistance to secure to the Company the rights and
	causes	of action provided for herein.
	The	Insured will do nothing after discovery of loss to prejudice such rights or causes of action and must
	do	everything reasonably necessary to secure those rights and causes of action.
N.	ANTI-BUNDLING
	If	any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or
	contain	a signature that is a Forgery, or that it be obtained through trick, artifice, fraud or false pretenses,
	the	alteration, Counterfeit, or signature must be on or of the enumerated document itself, not on or of
	some	other document submitted with, accompanying, or incorporated by reference into, the enumerated document.
O.	LIMIT OF INSURANCE UNDER THIS BOND AND PRIOR INSURANCE
	With	respect to any Single Loss that is recoverable or recovered in whole or in part under any other
	bonds	or policies issued by the Company to the Insured or to any predecessor in interest of the Insured
	and	canceled or terminated or allowed to expire and in which the period for discovery has not expired at
	the	time any such loss thereunder is discovered, the total liability of the Company under this bond and
	under	such other bonds or policies will not exceed, in the aggregate, the amount carried hereunder on
	such	loss or the amount available to the Insured under such other bonds or policies, as limited by the
	terms	and conditions thereof, for any such loss if the latter amount be the larger.
	If	the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of
	insurance	issued by an insurer other than the Company and canceled, terminated or allowed to expire,
	the	Company, with respect to any loss sustained prior to such cancelation, termination or expiration and
	discovered	within the period permitted under such other bond or policy for the discovery of loss
	thereunder,	will be liable under this bond only for that part of such loss covered by this bond as is in
	excess	of the amount recoverable or recovered on account of such loss under such other bond or policy,
	anything	to the contrary in such other bond or policy notwithstanding.
P.	OTHER INSURANCE OR INDEMNITY
	Coverage	afforded hereunder applies only as excess over any valid and collectible insurance or
	indemnity	obtained by:
	1.	the Insured;
	2.	anyone other than the Insured;
	3.	a Transportation Company;
	4.	another entity on whose premises the loss occurred or that employed the person causing the loss; or
	5.	the messenger conveying the Property involved.

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

Q.	COVERED PROPERTY
	This	bond applies to loss of Property:
	1.	that is owned by the Insured;
	2.	that is held by the Insured in any capacity; or
	3.	for which the Insured is responsible,
	prior	to or at the time of the occurrence of the loss. This bond is for the sole use and benefit of the
Insured.
R.	CANCELATION, TERMINATION, CHANGE, OR MODIFICATION
	1.	Cancelation
		a.	This bond is canceled in its entirety immediately upon receipt by the Company of a
			Written	notice from the Insured or an Investment Adviser of its desire to cancel this
			bond,	provided the Insured or Investment Adviser has provided at least 60 days’
			advance	Written notice to the U.S. Securities and Exchange Commission (SEC). The
			Company	will notify all other Insureds of the receipt of such a cancelation request from
			the	Insured or Investment Adviser, however the cancelation will not be effective until 60
			days	after receipt of Written notice by all other Insureds.
		b.	This bond is canceled in its entirety 60 days after the receipt by each Insured and the
			SEC,	of a Written notice from the Company of its desire to cancel this bond.
		c.	Coverage is canceled as to any Employee, or as to any partner, officer, or employee of
			any	Electronic Data Processor 60 days after the receipt by the Insured and the SEC, of
			a	written notice from the Company of its desire to cancel coverage under this bond as to
			such	person.
	2.	Termination
		a.	This bond terminates in its entirety immediately upon the Expiration Date set forth in
			ITEM	2 of the Declarations.
		b.	This bond terminates as to any Insured:
			(1)	immediately upon the surrender of such Insured’s charter to any governmental authority; or
			(2)	immediately upon the taking over of such Insured by a receiver or other liquidator or by any State or Federal official,
			whichever	occurs first.
			Termination	of the bond as to any Insured terminates liability for any loss sustained by
			such	Insured that is discovered after the effective date of such termination.
		c.	Coverage terminates as to any Employee, or as to any partner, officer, or employee of
			any	Electronic Data Processor:
			(1)	as soon as any Director or Officer or Insured not in collusion with such person, learns of any dishonest or fraudulent employment related act, including Larceny or Embezzlement; or
			(2)	60 days after any director or officer of the Insured not in collusion with such person, learns of any dishonest or fraudulent non-employment related act,

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

including Larceny or Embezzlement, that resulted in a loss of Property in excess of $25,000,

either of which were committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement A, against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person.

However, termination of coverage as to any Employee as set forth in c.(1) and c.(2) of the preceding paragraph, will not apply to any such person provided the Insured has received and retains an original letter signed by a prior insurer reinstating coverage for such individual for whom the Insured discovered had committed a dishonest or fraudulent act prior to the effective date of this bond.

3.	Change or Modification
This bond or any instrument amending or affecting this bond may not be changed or modified orally. No changes in or modification of this bond will be effective unless made by Written endorsement issued to form a part of this bond and including the signature of the Company's Authorized Representative. When a bond covers only one Insured no change or modification that would adversely affect the rights of the Insured will be effective prior to 60 days after Written notification has been furnished to the SEC by the Insured, Investment Adviser or the Company. If more than one Insured is named under this bond, the Company will give Written notice to each Insured and to the SEC not less than 60 days prior to the effective date of any change or modification that would adversely affect the rights of such Insured.
S.	DISCOVERY PERIOD
	At	any time prior to the cancelation or termination of this bond in its entirety, whether by the Insured, an
	Investment	Adviser, or the Company, the Insured or an Investment Adviser may give to the Company
	written	notice that it desires under this bond an additional period of 12 months within which to discover
	loss	sustained by the Insured prior to the effective date of such cancelation or termination and will pay an
	additional	premium therefor.
	Upon	receipt of such notice from the Insured or an Investment Adviser, the Company will give its written
	consent	thereto; provided, that such additional period of time terminates immediately:
	1.	on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date; or
	2.	upon any takeover of the Insured’s business by any state or federal official or agency, or by any receiver or liquidator acting or appointed for this purpose,
	whichever	occurs first, and without the necessity of the Company giving notice of such termination. In the
	event	that such additional period of time is terminated, as provided above, the Company will refund on a
	pro-rata	basis, any unearned premium.
	The	right to purchase such additional period for the discovery of loss may not be exercised by any state
	or	federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's
	business	for the operation or for the liquidation thereof or for any other purpose.
	The	Company's total liability for any loss discovered during such additional period of time is part of, and
	not	in addition to, the Single Loss Limit of Insurance of the Bond Period that terminates immediately
	preceding	the effective date of such additional period.
T.	HEADINGS

The titles of the various paragraphs of this bond and its endorsements are inserted solely for convenience or reference and are not to be deemed in any way to limit, expand or affect the provision to which they relate.

IVBB-16001 Ed. 01-16

  2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

UNAUTHORIZED SIGNATURE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following is added to section II. INSURING AGREEMENTS, D. FORGERY OR ALTERATION:
	Loss	resulting from the Insured accepting, paying, or cashing any Negotiable Instrument or Withdrawal Order
	made	or drawn on a customer’s account, which bears an unauthorized signature or an unauthorized
	endorsement,	provided that the Insured has on file the signatures of all persons authorized to sign or endorse
	such	Negotiable Instrument or Withdrawal Order.
2.	The following replaces section VI. CONDITIONS, N. ANTI-BUNDLING:
	N.	ANTI-BUNDLING
If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature or endorsement which is a Forgery or which is unauthorized, or that it be obtained through trick, artifice, fraud, or false pretenses, such alteration, Counterfeit, signature, or endorsement must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying, or incorporated by reference into, the enumerated document.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America Policy Number: 107532635 IVBB-19010 Ed. 01-16	Page 1 of 1

  2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

AUTOMATIC INCREASE IN INSURING AGREEMENT A.1. SINGLE LOSS LIMIT OF INSURANCE

ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following is added to section VI. CONDITIONS, E. SINGLE LOSS LIMIT OF INSURANCE:

Notwithstanding the previous paragraph, if the Insured, while this bond is in force, requires an increase in the limit of Insuring Agreement A.1. in order to comply with SEC Regulation 17g-1, as a result of:

1.	an increase in assets under management by current Insureds under the bond, per the terms of section III. GENERAL AGREEMENTS, A. ORGANIC GROWTH; or
2.	an increase in assets under management due to the addition of new investment companies per the terms of section III. GENERAL AGREEMENTS, B. CONSOLIDATION – MERGER – PURCHASE OR ACQUISTION OF
ASSETS,

the Single Loss Limit of Insurance for Insuring Agreement A.1. will automatically be increased to comply with Regulation 17g-1 without the payment of additional premium, for the remainder of the Bond Period.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America
Bond Number: 107532635
IVBB-19044 Ed. 05-18	Page 1 of 1

  2018 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

REPLACE GENERAL AGREEMENT A. ORGANIC GROWTH ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces section III. GENERAL AGREEMENTS, A. ORGANIC GROWTH:

If an Insured or Investment Adviser, while this bond is in force, adds additional Employees or experiences an increase in assets under management, other than by consolidation or merger with, or purchase or acquisition of the assets, assets under management or liabilities of, another institution, such Employees or increased assets under management will automatically be covered hereunder from the date of such addition without the requirement of notice to the Company or the payment of additional premium for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 107532635
IVBB-19045 Ed. 03-19	Page 1 of 1

  2019 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND LIMIT OF INSURANCE UNDER THIS BOND AND PRIOR INSURANCE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The second paragraph of section VI. CONDITIONS, O., is deleted.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 107532635
IVBB-19046 Ed. 09-19	Page 1 of 1

  2019 The Travelers Indemnity Company. All rights reserved.